02012150


RECEIVED
MAR 07 2002
354
PROCESSING
SECTION
WASH, D.C.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

1 March 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)


MAR 19 2002
THOMSON
FINANCIAL

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX

Press Release regarding date of announcement of Full Year results for 2001, dated 1 March 2002 .

Company	Baltimore Technologies PLC
TIDM	BLM
Headline	Notice of Results
Released	15:05 1 Mar 2002
RNS Number	2875S

Baltimore Technologies plc

Notice of full year results

London, UK – 1 March 2002 - Baltimore Technologies plc will be announcing its full year results for the period ended 31 December 2001 on Wednesday 6 March 2002. The results will be announced on the Regulatory News Service at 7am GMT.

Live webcast of results
To register for the audio webcast, where Bijan Khezri, Baltimore Technologies' CEO and other senior management will discuss the results, please visit http://www.baltimore.com/investors/webcast.html. The live audio webcast will take place at 9.30pm GMT on 6 March 2002.

In addition, an audio replay of the conference call will also be available on the following numbers, from 12pm GMT on 6th March 2002:

International replay number: +44 (0) 20 8288 4459   Access code: 671 872

Enquiries:

Sarah Marsland / Sarah Manners
Financial Dynamics
+44 20 7831 3113

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: ______________________

Name: Simon Enoch
Title: Secretary and General Legal Counsel

Date: 1/31 2002

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